Exhibit 8.1

October 18, 2012

PrivateBancorp, Inc.

120 South LaSalle Street, Suite 400

Chicago, Illinois 60603

Re:                               PrivateBancorp, Inc. 7.125% Subordinated Debentures due 2042, in the principal amount of $125,000,000

Ladies and Gentlemen:

We have acted as counsel to PrivateBancorp, Inc., a Delaware corporation (the “Company”), in connection with the Company’s offering and sale (the “Offering”) of its 7.125% Subordinated Debentures due 2042 in an aggregate principal amount of $125,000,000 (the “Debentures”) pursuant to the prospectus supplement dated October 11, 2012 (the “Prospectus Supplement”) and a base prospectus dated October 11, 2012 (the “Base Prospectus”).  The Debentures are being issued by the Company pursuant to the Subordinated Debt Securities Indenture, dated as of October 18, 2012, as supplemented by the First Supplemental Indenture, dated as of October 18, 2012, each between the Company and U.S. Bank National Association, as Trustee (as supplemented, the “Indenture”).

In rendering this opinion, we have examined and relied upon (without any independent verification or review thereof) the truth and accuracy, at all relevant times, of the statements, covenants, representations and warranties contained in (i) the Base Prospectus and the Prospectus Supplement, (ii) the Indenture, (iii) the representation letter from the Company, dated October 18, 2012, provided to us in connection with this opinion, and (iii) such other agreements, documents, instruments and corporate records relating to the Offering that have been made available to us and such other materials as we have deemed relevant for purposes of this opinion.  In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copies and the authenticity of the originals of such latter documents.

Our opinion is based, in part, on the assumption that the Offering will be consummated pursuant to the terms and conditions set forth in the operative documents that we have examined and the facts and representations set forth or referred to in this opinion letter, and that such facts and representations are accurate as of the date hereof and will be accurate on the closing date of the Offering.  You have not requested that we undertake, and we have not undertaken, any independent investigation of the accuracy of the facts, representations and assumptions set forth or referred to herein.

Based on the foregoing and subject to the qualifications, limitations and assumptions stated herein, we are of the opinion that although there are no regulations, rulings or judicial precedents addressing the characterization of securities having terms substantially similar to the Debentures for U.S. federal income tax purposes, the Debentures should be classified as indebtedness of the Company for U.S. federal income tax purposes.

The opinion expressed in this letter is based on the Internal Revenue Code of 1986, as amended, the Income Tax Regulations promulgated by the Treasury Department thereunder and judicial authority reported as of the date hereof.  We have also considered the positions of the Internal Revenue Service (the “Service”) reflected in published and private rulings.  Although we are not aware of any pending changes to these authorities that would alter our opinions, there can be no assurances that future legislative or administrative changes, court decisions or Service interpretations will not significantly modify the statements or opinions expressed herein.  We do not undertake to make any continuing analysis of the facts or relevant law following the date of this letter or to notify you of any changes to such facts or law.

Our opinion is limited to those U.S. federal income tax issues specifically considered herein.  We do not express any opinion as to any other federal tax issues, or any state, local or foreign tax law issues, arising from or related to the Offering.

Although the discussion herein is based upon our best interpretation of existing sources of law and expresses what we believe a court would properly conclude if presented with these issues, no assurance can be given that such interpretations would be followed if they were to become the subject of judicial or administrative proceedings.

This opinion is furnished to the Company solely for its benefit in connection with the Offering and is not to be relied upon, quoted, circulated, published, or otherwise referred to for any other purpose, in whole or in part, without our express prior written consent.  This opinion may be disclosed to holders of the Debentures and they may rely on it, it being understood that we are not establishing any attorney-client relationship with any holder of the Debentures.  This letter is not to be relied upon for the benefit of any other person.  Notwithstanding anything to the contrary herein, the Company may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure (as defined in Treasury Regulation section 1.6011-4) of the Offering and all materials of any kind (including this opinion and any other discussion and analysis) relating to such tax treatment and tax structure.

We hereby consent to the filing of this opinion as an exhibit to the Company’s Current Report on Form 8-K to be filed with the Securities and Exchange Commission (the “SEC”) in connection with the Offering.  We also consent to the references to Vedder Price P.C. under the captions “Material United States Federal Income Tax Considerations” and “Legal Matters” in the Prospectus Supplement.  In giving this consent, we do not admit that we are in the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder by the SEC.

Very truly yours,

/s/ Vedder Price P.C.
VEDDER PRICE P.C.

FEDERAL TAX NOTICE:  Treasury Regulations require us to inform you that any federal tax advice contained herein (including in any attachments and enclosures) is not intended or written to be used, and cannot be used by any person or entity, for the purpose of avoiding penalties that may be imposed by the Internal Revenue Service.